Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Signature Athletics, Inc.
301 West Platt Street Unit 416
Tampa, FL 33606
signaturelacrosse.com

Up to $492,853.66 in Class B Non-Voting Common Stock at $11.29
Minimum Target Amount: $9,991.65

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Signature Athletics, Inc.
Address: 301 West Platt Street Unit 416, Tampa, FL 33606
State of Incorporation: DE
Date Incorporated: February 05, 2016

Terms:

Equity

Offering Minimum: $9,991.65 | 885 shares of Class B Non-Voting Common Stock
Offering Maximum: $492,853.66 | 43,654 shares of Class B Non-Voting Common Stock
Type of Security Offered: Class B Non-Voting Common Stock
Purchase Price of Security Offered: $11.29
Minimum Investment Amount (per investor): $496.76

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Company Perks*

All Investor Owners Club

10% discount on online purchases "Partner"

Early access to products

Access to State of Signature Quarterly Newsletter

Early Bird

Early Bird - First 24 hours | 33% bonus shares

**All perks occur when the offering is completed.*

The Company and its Business

Company Overview

Corporate Mission and History

At Signature, we are passionate about growing the power of sports and we are on a mission to give the opportunities sports provided us to more kids!

Signature started off with a very simple idea, all lacrosse balls had been the same forever, and we set out to make the first Premium - longer-lasting, higher quality, and a safer lacrosse ball. Our Signature Premium balls allow coaches and players to get more out of every rep... Since launching in 2016 we have sold over 10 million balls around the world, and become the official lacrosse ball of the most notable professional leagues in the sport, as well as being chosen as the official ball of over 300 college lacrosse programs!

We have now acquired over 50,000 clients, over $10M in lifetime sales, and been awarded (3) patent's with (1) pending!

Signature Athletics is a tech-enabled sports apparel brand that is changing the way players get their gear and what they expect out of their gear by transforming the traditional bulk order process into an on-demand model

We go direct-to-player changing how programs outfit their teams, innovating the next generation of equipment and apparel while delivering our 5-Star Signature Service

Expanding in 2020 from our 2016 lacrosse equipment roots, Signature Athletics completes the ecosystem for our B2B2C model allowing us to achieve industry-leading Customer Acquisition Costs, prove the economics of our model, and grow into other niche team sports.

Lacoste started in Tennis... Nike started in track... Signature started in lacrosse...

Our Business Model

What problem are we solving??? Ordering custom uniforms, apparel, and equipment for sports programs sucks.... It sucks for the parent, the player, and the program director because it is plagued with time-consuming inefficiencies, too many cooks in the kitchen, and filled with errors...

In the Spring of 2018, for the very last time... I watched my wife, a youth program director, spend over 100 hours ordering custom gear for the families in her program...

from collecting checks/sizes/and numbers from the parents... to placing the order with a sales rep, receiving a big box of uniforms, sorting through it, and bagging the uniforms up to hand out at the fields... only to find out the factory screwed up sizes and numbers for half of the kids forcing a replacement order that did not get delivered till the season was over...

So we built a solution.... Signature Athletics takes the entire process off the program directors' plate, eliminating it as an expense on their P&L, and turning it into a passive profit stream as well as a marketing resource for the program!

So how do we do it??? By domesticating manufacturing and automating the transmission of order information using API's we are able to cut 5 of the 8 people from the value chain...

This speeds up lead times from the traditional 3 months down to a standard 15 days with a rush 10-day option - and working to get to our goal of 2-day production. It has also allowed us to lower the traditional +10% error rate to under 3% and dropping every month as we implement ongoing improvements with the goal of getting to a 0% error rate...

Next, we flipped the script, saving program directors 100 hours per year… we tell the programs we work with to no longer include uniforms as part of registration fees (standard practice with most organizations)… now post registering for the program their parents will get hit with an email from us, time to order your uniform… they click through the link to come to the team store to purchase their uniform which we make on-demand and ship right to their door. This provides us with a unique working capital model where the money comes in upfront from the parent and 30 days later we are billed from our contract manufacturing partners…

Our Value Prop for Clients is Simple

We sign programs up to a 3 Year Agreement, as part of that 3 Year Agreement we create a custom team store page for them… Signaturelocker.com/Programs-Name… unlike traditional team stores, the Signature team stores are open 24/7/365, with no minimum order quantity, no 2-week order window, and no headache…

We digitally create 40 custom items, everything from uniforms to hats, water bottles, polo's you name it…

As parents come onto the store to purchase the required uniform for the season they are exposed to the Signature brand and all we offer.

Market Opportunity

By leveraging the unique team store model, we plan to scale into adjacent sports and in the process tackle the +$500b sports equipment, apparel, and athleisure market! Using the required uniform purchases as our anchor and doing a great job on product quality and brand… as athletes age out of sports, they will continue to wear the non-custom Signature athleisure wear influencing their peers and allowing us to carve out a nice niche in the athleisure market…

Product Market Fit

Over the last 5 years, we have been fortunate to gain some strong traction in the market including acquiring over 50,000 clients, amassing over $12M in lifetime sales, and signing over 90 programs to 3-year agreements. Additionally, we have;

Expanded our IP: we have 3 Equipment Design Patents Granted, 1 Software Patent in draft that will be submitted by the end of November, and we own multiple trademarks…

Expanded our Product Lines: We have developed (4) product lines, balls, sticks, goals, apparel supported by our AthleTech platform that streamlines the entire dye sub-cut and sew process for custom products with personalizations…

Been Selected by the Pro's: We have been named the official and exclusive product partner with the top Pro leagues!

With Signature Athletics… it is all about speed, signing programs up to 3-year agreements, and acquiring 1st party data...

We raised an initial seed round in Q4, 2020, and beat the expectations we set with our early investors doubling the planned # of programs under contract at the end of Q1, 2021, and then raising projections again in August!

And I am happy to announce that we have beaten those projections as of the end of October with +90 programs signed!

Our Growth Strategy which has been accelerated by incredible product-market fit is made up of 3 key parts;

1. Brand building Inbound Organic & Paid Lead Gen Campaigns

2. Channel Partnerships & Sponsorships like the aforementioned exclusive deal with the major pro leagues (NLL & Athletes Unlimited the new Pro Women's League)

3. Market & Product Expansion: Launching our Athletic Apparel Program & Growing into all the other sports - 2022 plan is to enter into field hockey and then soccer and basketball in 2023 drastically increasing the audience we serve!

<u>So why should you Invest?</u>

1. Proven Product Market Fit & Scalable B2B2C Business Model w/ +50k clients

2. A Management Team with a Track Record in the Sports Market

3. A strong moat created by our 3 Year Agreements, Product IP, & clear path to in the black

<u>Litigation</u>

In Nov of 2019, Safety Equipment Institute (“SEI”) filed a suit against Signature Lacrosse (“the Company”) alleging that the Company violated the terms of an Agreement between the parties. This suit was settled out of court on May 21, 2020, with the Company agreeing to pay SEI $300,000 and discontinue sale and use of any inventory that includes the SEI Trademark until a new certification letter is received. In 2021, Signature entered into a new Agreement with SEI. Signature plans to launch a new certified version of the SEI Marked ball in 2022.

<u>Previous Entity</u>

Signature Athletics, Inc. was initially organized as Signature Lacrosse, a Florida LLC on February 5, 2016, and converted to a Delaware C-Corp on August 4, 2020.

<u>IP Ownership</u>

The company is the owner of all intellectual property associated with the companies products. The company has 3 design patents that have been granted as well as 1 software patent which is pending!

Competitors and Industry

MARKET TRENDS, SIZE

A billion-dollar industry in the midst of transformation.

"As technology and millennials become more involved, things are going to change a lot. The business of (team uniforms) right now is 80% face-to-face and 20% online. In the next five years, it will be reversed: 80% online and 20% face-to-face, if that." - Journal of Amateur Sport 2019

Industry & Competitors

The sports apparel and equipment industry is currently estimated at +$500B and has grown at 3.4% CAGR since 2015. The market is projected to maintain this substantial growth and is estimated to reach +$825B in revenue by 2030*.

**Source: https://www.yahoo.com/now/global-sports-market-opportunities-strategies-080800261.html?guccounter=1*

Competition: The Company has several major competitors in the sports market. Some of the top competitors in our industry include Viouri, Nike, Under Armour, Adidas, Order my gear, and Squadlocker. Nike is the industry leader and the Company's primary competition in the sports industry. Adidas also owns a significant market share with a heavy focus on the international markets. If you combined Squadlocker and Viouri it would create a direct competitor of similar size and development. Viouri an athletic apparel brand with $100-250M in sales was recently valued at $4B by Soft Bank in its 2021 funding round, raising over $400M**. Despite the present competitive landscape, Signature Athletics is able to stand out in the sports industry because we combine the passion for high-quality athletic apparel with an innovative B2B2C model that has never been done in sports. By creating a software solution that transforms the bulk order process into an on-demand model, we are solving one of the biggest problems youth sports program directors face. This allows us to build direct 1st party data through a constant flow of transactions while building authority as the "recommended choice of program directors and coaches"!

***Source: https://www.businesswire.com/news/home/20211013005305/en/Vuori-Receives-400-Million-Investment-and-4B-Valuation-from-SoftBank-Vision-Fund-2*

Current Stage and Roadmap

Product Expansion

Apparel | Through our innovative supply chain solution, we currently can offer over 1000 different apparel and promotional items fully customized with team logos. We do this through a mix of print methods including embroidery, direct to garment printing, and sublimation. Our expansion plans include launching the first Signature Athletic Apparel Line, expanding our athletic uniform program, and launching into athleisure to support the high demand we have through our team stores.

Lacrosse Equipment | We continue to strategically expand our lacrosse equipment line with a focus on innovative and defensible, high-margin, high-demand items that serve the players, parents, and coaches in our community.

Software Platform 2.0 | We currently have a proprietary software platform that allows us to help our partner programs (i.e. leagues and teams) set up fully customized team stores. The team store comes with over 50 different products all customized with the team logo and it also comes with all of our lacrosse equipment.

Market Expansion

Geographically | A portion of the use of funds will be used to set up our Canadian 3PL operation expanding our footprint to serve the Canadian market.

New Markets | A portion of the use of funds will be used to launch our expansion into Field Hockey in 2022, as well as Soccer & Basketball in 2023, with plans for new sports in 2024 & 2025.

Team Expansion | A portion of the funds will be used to bring on a CTO to guide our Platform 2.0 project and work out the details of packaging our platform into a white label solution.

Road Map

2021 | Prove Product Market Fit, Finalize Acquisition of Competitor, Expand Product Line

2022 | Finish R2 Funding Round, Strategically Pursue Synergistic Acquisitions, Expand to Canada, Expand to Field Hockey & Complete AthleTech 2.0 Platform

2023 | Strategically Pursue Synergistic Acquisitions, Expand to Soccer, Expand to Basketball, Complete AthleTech 3.0 Launching White Label Platform

2024 | Strategically Pursue Synergistic Acquisitions, Expand to All Major Sports, Expand to New Geographies, Scale White Label AthleTech 3.0 White Label Platform

The Team

Officers and Directors

Name: Daniel Soviero

Daniel Soviero's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder & CEO
  Dates of Service: February 01, 2016 - Present
  Responsibilities: Strategic Visionary, Building, and leading the executive Team, Setting the Culture, Mission, and Values. Fundraising, Serving our Clients, and

Growing Sales! Salary: $50,000.00

Other business experience in the past three years:

- **Employer:** Tampa Palms Lacrosse Club
  Title: Executive Director
  Dates of Service: January 01, 2017 - January 01, 2019
  Responsibilities: Building the brand, strategy, and partnerships to grow a youth lacrosse club in the local Tampa community.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class B Non-Voting common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk

overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Class B Non-Voting common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, a trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with No Voting Rights
The Class B Non-Voting Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good

business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Signature Athletics, Inc was formed on 02/05/2016. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Signature Athletics, Inc has incurred a net loss since its inception. There is no assurance that we will be profitable in the next 3 years or pay dividends to the holders of the shares.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company

owns 5 trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other

highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Signature Athletics or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Signature Atheltics could harm our reputation and materially negatively impact our financial condition and business.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Dan Soviero	780,951	Class A Common Stock	68.18

The Company's Securities

The Company has authorized Class A Common Stock, and Class B Non-Voting Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 43,654 of Class B Non-Voting Common Stock.

Class A Common Stock

The amount of security authorized is 4,000,000 with a total of 1,145,395 outstanding.

Voting Rights

1 vote per share

Material Rights

The total number of shares outstanding on a fully diluted basis, 1,360,764 shares, includes 1,145,395 shares of Class A Common Stock and 215,369 shares of Class B Non-Voting Common Stock.

Class B Non-Voting Common Stock

The amount of security authorized is 1,000,000 with a total of 215,369 outstanding.

Voting Rights

There are no voting rights associated with Class B Non-Voting Common Stock.

Material Rights

The Class B Non-Voting Common Stock shall automatically convert into Class A Common Stock upon the vote of the holders of a majority of the outstanding shares of Class A Common Stock.

The total number of shares outstanding on a fully diluted basis, 1,360,764 shares, includes 1,145,395 shares of Class A Common Stock and 215,369 shares of Class B Non-Voting Common Stock.

What it means to be a minority holder

As a minority holder of Class B Non-Voting Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 1,000,000

Use of proceeds: N/A
Date: July 30, 2020
Offering exemption relied upon: Section 4(a)(2)

- **Name:** Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $40,000.00
  Number of Securities Sold: 100,000
  Use of proceeds: Shares were issued in exchange for legal services.
  Date: December 24, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $250,000.00
  Use of proceeds: Working capital and R&D to build the team store software solution
  Date: June 01, 2020
  Offering exemption relied upon: 506(b)

- **Name:** Class B Non-Voting Common Stock
  Type of security sold: Equity
  Final amount sold: $251,881.00
  Number of Securities Sold: 39,351
  Use of proceeds: Marketing, Research & Development, Inventory, and Working Capital.
  Date: November 11, 2020
  Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Year ended December 31, 2020, compared to the year ended December 31, 2019

Revenue

Revenue for the fiscal year 2020 was $1,821,678 compared to the fiscal year 2019 revenue of $2,361,596. COVID effects on the sports industry are well documented and consistent across the market. On March 16th, in the middle of Lacrosse seasons getting ready to start across the country, COVID 19 shut down the US and Canada. With all sports on pause, Signature's operations were materially affected in line with the entire market. The Signature team handled the impact well and pivoted to provide direct-to-consumer solutions for in-home training. The impact affected their 2020 financials to the tune of over 50% reduction in the same sales year over year, however, the company was able to replace over 30% of the lost sales with net new Direct to Consumer sales.

Cost of sales

The cost of sales in 2020 was $683,267, a decrease of approximately $714,000, from costs of $1,397,619 in the fiscal year 2019. The reduction was largely due to an increase in higher-margin direct-to-consumer sales.

Gross margins

2020 gross profit increased by $175,000 over 2019 gross profit and gross margins as a percentage of revenues increased from 40.8% in 2019 to 62.5% in 2020. This improved performance was caused by an increase in higher-margin direct-to-consumer sales.

Expenses

The Company's expenses consist of, among other things, compensation, marketing, and sales expenses, fees for professional services and patents, research and development expenses. Expenses in 2020 decreased by $219,000 from 2019.

Reduction in operating expenses and cost of sales decreased net operation income in 2020 by 32%, or approximately by $393,000, from 2019.

Circumstances that led to the performance of financial statements:

2019

- We cut out 2 steps in our distribution model by sourcing directly from the factory and selling directly to the consumer increasing our gross margins to ~10% while improving quality and lead times.

- We outsourced our distributions to a 3rd Party Logistics (3PL) company. The original one we selected failed to meet our requirements causing us to move to another which again failed to meet our requirements. Finally, at the end of the year, we secured a partnership with our current 3PL which has exceeded all expectations!

- We continued to make significant investments in R&D to develop new problem-solving product lines.

- We continued to make significant investments in giving away free products to gain more exposure in the marketplace.

- We transitioned to a new Freight Forwarded and optimized our packing to maximize the cubic space during transport cutting our inbound costs in half boosting our margins.

2020

- We made incredibly difficult decisions in January and February to pivot our growth model to focus on an asset-light, cashflow positive growth strategy that gives Signature a long-term durable data and distribution advantage.

- We made really tough calls on personnel effectively eliminating the operations team and decided to limit our R&D investments to contracted work on a project-by-project basis. And we eliminated some inside sales roles due to our shift to an eCommerce and independent rep, variable comp model, focus.

- While difficult, these decisions proved to be the right ones. Based on the sales in the first six months of 2020, we have experienced a 2x growth in gross margins, a significant reduction in operating costs, and a significant increase and diversification in our product mix and sales channels.

Historical results and cash flows:

Historical results and cash flows

Historical results in cash flows represent our previous cash-intensive business model and do not represent what investors should expect in the future. Our pivot to the team store model and 3-year agreement with programs allow us to generate cash flow positive and pay for the inventory once the client is satisfied with what they have received (3-4 weeks after we have been paid by the client).

Team Store Model explained: We set up 24/7/365 team stores for youth and club sports programs. Parents can go onto the store and purchase their sons' or daughters' uniforms as well as a variety of custom fan gear items and our premium Lacrosse Equipment. The products drop-ship directly to the parent's door.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The company currently maintains on-hand cash of around $250,000.

The company currently has been approved by the SBA for an EIDL loan modification increase in the amount of $457,100 which has not yet been funded. This will increase the company operating cash from $250,000 on hand to $707,100.

The company has already been approved for an ERTC grant in the amount of $267,000 which has not yet been funded. This will increase the company operating cash from $707,100 on hand to $967,100.

The company maintains an inventory level of around $350,000 in cost value which roughly translates to $700-800k in retail value.

The company is in the process of acquiring (2) companies. One through a Virtual Merger which will add an additional $400,000 in operating cash on hand and the other through a traditional Asset Buy out which will cost the company an estimated $500,000 over the next 4 years.

The Asset Buy out will enable the company to apply for an additional EIDL Increase in the estimated amount of $500,000, however, this is not guaranteed.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The company has other resources to get the funding necessary to continue accelerating growth and is not reliant on this campaign to continue operations.

The funds from this campaign will be used to replace the need for more dilutive funding options. And will serve to expedite our growth plans!

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

No, the funds from this campaign are not neccasary to the viability of the company.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for at least 2 years while we either tap into other existing capital sources or through growing to cash flow positive. This is based on our current investor network and access to capital. The monthly burn rate is currently $30,000.00 for expenses related to salaries, general and administrative, sales and marketing, as well as R&D which can be scaled back as needed and ramped back up once capital requirements are met.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for at least 5 years and grow to cash flow positive. The monthly burn rate is currently $30,000.00 for expenses related to salaries, general and administrative, sales and marketing, as well as R&D will be scaled up to meet our growth needs.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The company may consider future captial rounds on an as needed basis. The decision will be based on the market oppurtunity including potential aqcusitions, however it is not currently in the plans to raise additional capital.

Indebtedness

- **Creditor:** Axiom Bank
  Amount Owed: $347,321.00
  Interest Rate: 5.5%
  Maturity Date: June 29, 2025
  Secured loan - first position lien on all business assets

- **Creditor:** Axiom Bank
  Amount Owed: $809,093.00
  Interest Rate: 5.5%
  Maturity Date: June 29, 2028
  Secured loan - first position lien on all business assets

- **Creditor:** Small Business Administration
  Amount Owed: $500,000.00
  Interest Rate: 3.75%
  Maturity Date: April 20, 2050
  Secured loan - first position lien on all business assets

- **Creditor:** Daniel Soviero

Amount Owed: $101,000.00
Interest Rate: 12.0%
Maturity Date: December 31, 2025

- **Creditor:** Seacoast Bank
  Amount Owed: $96,708.00
  Interest Rate: 6.5%
  Maturity Date: December 16, 2026
  Secured loan - first position lien on all business assets

- **Creditor:** Seacoast Bank - PPP Loan
  Amount Owed: $106,300.00
  Interest Rate: 1.0%
  Maturity Date: April 26, 2022
  On June 24, 2021, the PPP loan ($106,300) has been forgiven

Related Party Transactions

- **Name of Entity:** Daniel Soviero
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: ~ $101,000 loan to the Company by the Founder & CEO.
  Material Terms: The loan carries a 12% interest and based on the note holder's discretion, the note holder can demand repayment or convert such outstanding amount into class A common stock.

Valuation

Pre-Money Valuation: $15,363,025.56

Valuation Details:

Signature is at a critical growth milestone in the company's lifecycle. Having proved the product-market fit in lacrosse, by acquiring over 50,000 clients including over 90 programs representing over 10,000 athletes signed to 3-year Agreements in the first 12 months since launching the B2B2C model. It is now time for Signature to expand from the $100-200M niche lacrosse market into the multi-billion dollar sports market.

Signature has enjoyed organic growth of 74% year-over-year on average since inception in 2016. This organic growth is expected to continue and reach $4.5-5M in 2022 sales.

Furthermore, Signature has chosen to strategically pursue synergistic acquisitions. Having closed the first acquisition in 2021, we are ready to pursue our next. Currently, Signature has a signed LOI with (1) new target. This target not only adds an estimated

$1.5-2M in sales to our 2022 plans, but also includes product expansion, and in-house talent expansion.

The pre-money valuation is established using the company's current sales, projected organic growth, projected growth from the acquisition, and comparable companies in the private markets which have sold in recent years. Previous companies in the same space, with similar growth rates, and IP have sold for a multiple of +15X EBITDA or +4.8X Sales according to an independent 3rd party valuation analysis linked below.

The valuation was set using the median 4.8X revenue multiple on total 2021 consolidated sales. The consolidated sales of $4M for 2021 include the average sales of the target acquisition which have signed less an execution risk adjustment of 20% as recommended by a financial professional bringing the company to a pre-money valuation of $15.36M.

The total number of shares outstanding on a fully diluted basis, 1,360,764 shares, includes 1,145,395 shares of Class A Common Stock and 215,369 shares of Class B Non-Voting Common Stock.

The Company set its valuation internally, without a formal-third party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $9,991.65 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  96.5%
  If we only raise $9,990 we will use the funds for advertising spending to acquire more clients.

If we raise the over allotment amount of $492,853.66, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  30.0%
  Market Expansion to launch into Field Hockey & to launch signaturelocker.com

- *Research & Development*
  33.5%
  Product Expansion to launch the Signature Athletics Apparel line, expand our uniform line to include soccer, basketball, and field hockey as well as to launch

our AthleTech 2.0 Platform

- *Working Capital*
  33.0%
  Working Captial to fuel team expansion to grow our sales, marketing, and client success teams for scale.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at signaturelacrosse.com (https://signaturelacrosse.com/pages/press).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at:
www.startengine.com/signature-regcf2

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Signature Athletics, Inc.

[See attached]

SIGNATURE ATHLETICS

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Signature Athletics, Inc.
Tampa, Florida

We have reviewed the accompanying financial statements of Signature Athletics, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

December 2, 2021
Los Angeles, California

SIGNATURE ATHLETICS, INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2020		2019
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	145,446	$	44,581
Accounts receivable—net		154,332		129,264
Inventories		711,419		512,739
Due from related parties		21,986		-
Prepaids and other current assets		190,886		174,252
Total current assets		**1,224,069**		**860,836**
Property and equipment, net		94,372		112,520
Intangible assets		118,749		62,385
Security deposit		-		3,613
Total assets	**$**	**1,437,189**	**$**	**1,039,354**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts payable	$	164,575	$	255,781
Credit Card		52,559		38,970
Current portion of Promissory Note and Loans		315,850		451,188
Other current liabilities		32,158		37,814
Total current liabilities		**565,142**		**783,752**
Promissory Note and Loans		1,645,673		1,354,123
Total liabilities		**2,210,815**		**2,137,874**
STOCKHOLDERS EQUITY				
Common Stock Class A		100		-
Common Stock Class B		8		-
Additional Paid In Capital		970,760		-
Equity Issuance Costs		(73,107)		-
Members' equity		-		101,855
Retained earnings/(Accumulated Deficit)		(1,671,386)		(1,200,375)
Total stockholders' equity		**(773,625)**		**(1,098,520)**
Total liabilities and stockholders' equity	**$**	**1,437,189**	**$**	**1,039,354**

See accompanying notes to financial statements.

SIGNATURE ATHLETICS, INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	**2020**	**2019**
(USD $ in Dollars)		
Net revenue	$ 1,821,678	$ 2,361,596
Cost of goods sold	683,267	1,397,619
Gross profit	1,138,411	963,978
Operating expenses		
General and administrative	914,817	1,140,654
Sales and marketing	408,750	267,481
Research and development	3,594	138,212
Total operating expenses	1,327,162	1,546,346
Operating income/(loss)	(188,751)	(582,369)
Interest expense	101,087	122,102
Other Loss/(Income)	181,173	22,866
Income/(Loss) before provision for income taxes	(471,011)	(727,337)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**$ (471,011)**	**$ (727,337)**

See accompanying notes to financial statements.

SIGNATURE ATHLETICS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

	Common Stock Class A		Common Stock Class B		Additional	Equity	Members'	Retained earnings/ (Accumulated	Total Shareholder
(in , $US)	Shares	Amount	Shares	Amount	Paid In Capital	Issuance costs	equity	Deficit)	Equity
Balance—December 31, 2019							$ 133,841	$ (473,039)	$ (339,198)
Capital distribution							(31,986)		(31,986)
Net income/(loss)								(727,337)	(727,337)
Balance—December 31, 2019	-	-	-	-	-		101,855	$ (1,200,375)	$ (1,098,520)
Conversion and Issuance of stocks	1,000,000	$ 100	26,789	$ 3	741,935		(101,855)		640,183
Issuance of Stock through Crowdfunding			51,237	5	228,825	(73,107)			155,723
Net income/(loss)								(471,011)	(471,011)
Balance—December 31, 2020	1,000,000	$ 100	78,026	$ 8	$ 970,760	$ (73,107)	$ -	$ (1,671,386)	$ (773,625)

See accompanying notes to financial statements.

SIGNATURE ATHLETICS, INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(471,011)	$	(727,337)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of property		19,653		19,152
Amortization of intangible assets		15,492		10,294
Changes in operating assets and liabilities:				
Accounts receivable		(25,068)		31,043
Inventory		(198,680)		(153,544)
Prepaid expenses and other current assets		(16,633)		(108,574)
Due from related parties		(21,986)		13,000
Accounts payable and accrued expenses		(91,206)		209,281
Credit Cards		13,589		33,181
Other current liabilities		(5,656)		4,588
Security deposit		3,613		
Net cash provided/(used) by operating activities		**(777,892)**		**(668,916)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		(1,505)		(56,574)
Purchases of intangible assets		(71,856)		(7,100)
Net cash provided/(used) in investing activities		**(73,361)**		**(63,674)**
CASH FLOW FROM FINANCING ACTIVITIES				
Borrowing on Loans and Notes		156,212		765,061
Issuance of stocks		795,906		
Capital distribution		-		(31,986)
Net cash provided/(used) by financing activities		**952,118**		**733,075**
Change in cash		100,865		485
Cash—beginning of year		44,581		44,096
Cash—end of year	**$**	**145,446**	**$**	**44,581**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	101,087	$	122,102
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Signature Athletics, Inc. was incorporated on February 5, 2016 in the state of Florida as Signature Lacrosse, LLC. On July 23, 2020, the company was incorporated and changed the name to Signature Athletics, Inc. The financial statements of Signature Athletics, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Tampa, Florida.

The company is a distributor and seller of sports equipment and apparel. Most of the Company's operations are directed towards the sale of lacrosse balls, lacrosse goals, lacrosse sticks, fan gear, and uniforms. The Company maintains an inventory of lacrosse equipment to sell to sport organizations and to the general public.

COVID effects on the sports industry are well documented and consistent across the market. On March 16th, in the middle of Lacrosse seasons getting ready to start across the country, COVID 19 shut down the US and Canada. With all sports on pause, Signature's operations were materially affected in line with the entire market. The Signature team handled the impact well and pivoted to provide direct-to-consumer solutions for in-home training. The impact effected their 2020 financials to the tune of over 50% reduction in same sales year over year, however the company was able to replace over 30% of the lost sales with net new Direct to Consumer sales.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020 and December 31, 2019, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2020 and 2019, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to sport apparel which are determined using an average method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Equipment	5 years
Molds & Extruders	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 18 years.

Other intangibles include trademark filing and related attorney fees which are amortized over expected period to be benefitted, not to exceed 15 years.

Income Taxes

Signature Athletics, Inc. is an S corporation for income tax purposes. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the members are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed tax returns from inception through 2020 and is not subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company follows the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606.

Revenue recognition, according to Topic 606, is determined using the following steps:

Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its sport apparel to the final customers.

Cost of sales

Costs of goods sold include the finished goods, freight and delivery, cost of retail product.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2020 and December 31, 2019 amounted to $408,750 and $267,481, which is included in sales and marketing expense.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through December 2, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2020	2019
Finished goods	711,419	512,739
Total Inventories	**$ 711,419**	**$ 512,739**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables. Prepaids and other current assets consist of the following items:

As of Year Ended December 31,	2020	2019
Prepaids	190,886	174,252
Total Prepaids Expenses and other Current Assts	**$ 190,886**	**$ 174,252**

Other current liabilities consist of the following items:

As of Year Ended December 31,	2020	2019
Accrued expenses	22,832	30,417
Payroll liabilities	6,995	6,189
Tax Liability	2,331	1,207
Total Other Current Liabilities	**32,158**	**37,814**

5. PROPERTY AND EQUIPMENT

As of December 31, 2020 and December 31, 2019, property and equipment consist of:

As of Year Ended December 31,	2020	2019
Equipment	$ 91,650	$ 124,288
Molds & Extruders	115,455	112,895
Property and Equipment, at Cost	**207,105**	**237,183**
Accumulated depreciation	(112,734)	(124,663)
Property and Equipment, Net	**$ 94,372**	**$ 112,520**

Depreciation expense for property and equipment for the fiscal year ended December 31, 2020 and 2019 was in the amount of $19,653 and $19,152 respectively.

6. INTANGIBLE ASSETS

As of December 31, 2020 and December 31, 2019, intangible asset consists of:

As of Year Ended December 31,	2020	2019
Patents	13,600	11,300
Software	72,903	3,347
Deferred financing fees	62,788	62,788
Intangible assets, at Cost	**149,291**	**77,435**
Accumulated amortization	(30,542)	(15,050)
Intangible assets, Net	**$ 118,749**	**$ 62,385**

Amortization expense for trademarks and patents for the fiscal year ended December 31, 2020 and 2019 was in the amount of $339 and $319, respectively. Amortization expense for deferred financing fees for the fiscal year ended December 31, 2020 and 2019 was in the amount of $6,279 and $6,279, respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2020:

Period	Amortization expense
2021	(15,492)
2022	(15,492)
2023	(15,492)
2024	(15,492)
Thereafter	(56,781)
Total	**$ (118,749)**

7. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 5,000,000 shares of common shares consisting of: (i) 4,000,000 shares of Class A Voting common stock, par value of $0.0001 and (ii) 1,000,000 shares of Class B non-voting stocks, par value of $0.0001 per share. As of December 31, 2020, 1,000,000 shares of class A and 78,026 shares of class B have been issued and are outstanding.

8. DEBT

Promissory Notes & Loans

During the years presented, the Company has entered into promissory notes & loans. The details of the Company's loans, notes, and the terms are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	For the Year Ended December 2020 Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Due to Laser Resale Inc	$ 15,000	Not set	2020	1/31/2021			$ 1,200		$ 1,200
Notes Payable:Axiom LOC (SBA)	$ 350,000	7.00%	6/29/2018	6/29/2025	$ 19,450	$ 19,450	$ 69,464	$ 277,857	$ 347,321
Notes Payable:Axiom Term Loan (SBA)	$ 995,700	7.00%	6/29/2018	6/29/2028	$ 56,637	$ 56,637	$ 138,012	$ 671,081	$ 809,093
Notes Payable:Cares Act SBA Loan	$ 500,000	3.75%	4/20/2020	4/20/2050	$ 12,498	$ 12,498	$ 16,663	$ 483,237	$ 499,900
Notes Payable:Dan Soviero Loan (DS)-Equity Conversion Agreement	$ 155,000	not set				Converted into equity		$ 101,000	$ 101,000
Notes Payable:Seacoast Term Loan (SBA)	$ 145,000	6.25%	12/16/2016	12/16/2026	$ 6,044	$ 6,044	$ 19,644	$ 77,065	$ 96,709
Notes Payable:Seacoast Term Loan (SBA):Cares Act PPP Loan- Forgiven	$ 106,300	1.00%	4/26/2020	4/26/2022	$ 620	$ 620	$ 70,867	$ 35,433	$ 106,300
Notes Payable:Acquired Term Loan (ML)							Converted into equity		
Notes Payable:Steve Dehmlow Loan (SD)	$ 150,000	5.00%	12/9/2019				Converted into equity		
Notes Payable:Pablo Nyarady Loan (PN)							Converted into equity		
Total					$ -	$ -	$ 315,850	$ 1,645,673	$ 1,961,523

Debt Instrument Name	For the Year Ended December 2019 Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Due to Laser Resale Inc					
Notes Payable:Axiom LOC (SBA)	24,468	24,468	$ 2,221	$ 347,321	349,542
Notes Payable:Axiom Term Loan (SBA)	62,661	62,661	$ 86,060	$ 809,093	895,153
Notes Payable:Cares Act SBA Loan				$ -	
Notes Payable:Dan Soviero Loan (DS)-Equity Conversion Agreement			67,563	$ 101,000	168,563
Notes Payable:Seacoast Term Loan (SBA)	7,158	7,158	17,813	$ 96,709	114,521
Notes Payable:Seacoast Term Loan (SBA):Cares Act PPP Loan- Forgiven				$ -	
Notes Payable:Acquired Term Loan (ML)		-	15,031	$ -	15,031
Notes Payable:Steve Dehmlow Loan (SD)	-	-	153,750	$ -	153,750
Notes Payable:Pablo Nyarady Loan (PN)		-	108,750	$ -	108,750
Total	$ -	$ -	$ 451,188	$ 1,354,123	$ 1,805,310

The summary of the future maturities is as follows:

As of Year Ended December 31, 2020	
2021	$ 315,850
2022	357,742
2023	322,308
Thereafter	965,622
Total	**$ 1,961,523**

9. RELATED PARTY

During 2020, the company received funds in the amount of $110,000 from 10X Lacrosse, the company owned by Daniel Soviero (company's founder & CEO of the business). The company repaid the entire amount, thus no outstanding as of December 31, 2020.

On June 30, 2020, the company entered into an Equity Conversion Agreement in the amount of $105,000 of the initial $155,000 loan made by Daniel Soviero. The company agrees to convert $105,000.00 of the outstanding principal sum and any interest owed by Signature to Soviero pursuant to such prior loan agreement to 2.5% Equity in Signature at a mutually agreed upon valuation of $4,600,000.00

On May 31, 2021 the company entered into an Equity Conversion Agreement in the amount of $106,000 of loan made by Daniel Soviero. The company agrees to convert $106,000.00 of the outstanding principal sum and interest owed by Signature to Soviero pursuant to such prior loan agreement into Class A Common Stock at a purchase price of $7.3454 per share in Signature at a mutually agreed upon valuation of $10,000,000.

10. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business.

In November of 2019, Safety Equipment Institute ("SEI") filed a suit against Signature Lacrosse ("the Company") in United States District Court for the Eastern District of Virginia alleging that the Company violated the terms of an Agreement between the parties pertaining to trademark infringement, counterfeiting, false designation of origin, and unfair competition based on Signature Athletics' use of the SEI certification marks on lacrosse balls sold by Signature Athletics that have not been certified by SEI. This suit was settled out of court on May 21, 2020, with the Company agreeing to pay SEI $300,000 and discontinue sale and use of any inventory that includes the SEI Trademark until a new certification letter is received.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020 through December 2, 2021 the date the financial statements were available to be issued.

On January 22, 20211, the company received the second PPP loan in the amount of $119,110. On October 5, 2021, the loan was forgiven in full.

In 2021, the company authorized the Stock Option Plan, where 134,621 of stock reserved to be issued under the plan. Until December 2, 2021, 43,121 options were issued.

During the periods April 2021 through November 2021, the company issued an additional 141,992 shares of Class A.

Until the end of second quarter of 2021, the company received grant from ERC in the amount of $150,000. The company is planning to get additional $100,000 grant until the end of year.

On April 14, 2021, the company issued a Certificate of Amendment, and now is authorized to issue 5,000,000 shares of common shares consisting of: (i) 4,000,000 shares of Class A Voting common stock, par value of $0.0001 and (ii) 1,000,000 shares of Class B non-voting stocks, par value of $0.0001 per share.

On June 24, 2021, the PPP loan ($106,300) has been forgiven.

The company expanded Intellectual property in form of: 3 Equipment Design Patents Granted, 1 Software Patent and one additional trademarks.

During October 13, 2021, the company signed annex and increased EIDL loan from $500,000 to $957, 0000. All other conditions remain the unchanged.

In 2021, Signature entered into a new Agreement with Safety Equipment Institute (SEI). Signature plans to launch a new certified version of the SEI Marked ball in 2022. On November 18, 2021, the company made a settlement with Vking Rubber Technology Co., Ltd. d/b/a VKing Rubber, its supplier (Supplier Agreement since September 13, 2018) regarding this lawsuit discussed in Note 10. VKing hereby agrees that Signature is entitled to offset the $220,011.70 in payments due to VKing against the $782,105.00 owed to Signature by VKing pursuant to the indemnification provisions of the Agreement;

The company plans to do a virtual merger in December 2021 or January 2022 with 10X Lacrosse, the company owned by company's founder and CEO, Daniel Soviero.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Signature Athletics, Inc

For the Players. By the Players.


DAN SOVIERO
CEO AND FOUNDER

Website · Tampa, FL · SPORTS

$0.00 raised

$251,881 previously crowdfunded

0 Investors	**$15.4M** Valuation
$11.29 Price per Share	**$496.76** Min. Investment
Common Shares Offered	**Equity** Offering Type
$493K Offering Max	Days Left

INVEST NOW

This Reg CF offering is made available through StartEngine Capital, LLC.

Signature's business model is built on delivering high-margin, innovative apparel and equipment with high-touchpoint, record-setting service. We are transforming the custom team uniform market from the traditional bulk order process to an on-demand model, through patent-pending and first-to-market technology, direct-to-player delivery, and our 5-Star Signature Service.

Overview Team Terms Updates Comments Follow

Reasons to Invest

- Proven Market Fit & Strong Client Base: Signature's B2B2C model has achieved more than $10 million in lifetime sales in less than five years, with an average 74% year-over-year growth, over 50,000 clients and over 5,000 five-star reviews (or 95% of reviews).
- Highly Scalable Growth Model Disrupting a $500 Billion Market: Signature has a recurring revenue model of signing 3-year sports program agreements, where we exclusively merchandise teams with custom, premium apparel and equipment 24/7/365. We are rapidly scaling our organic client acquisition model, and we are supercharging our growth with synergistic acquisitions.
- An Experienced Dream Team in the Sports World: Signature's leadership and advisory team of professional marketing, M&A/Finance, e-commerce, and apparel leaders, with experience as influencers, athletes, coaches, and directors, have a proven track record building seven-figure brands and eight-figure exits. Signature is backed by over $2M in current investments.


INCREASED PROJECTIONS TWICE IN 2021
• By April 2021: Doubled Account Volume vs Projection
• By August 2021: Exceeded April Projection to Justify Re-Forecast
Programs Under Contract at End of Fiscal Year
2020: 10, 30, 30
2021: 38, 76, 90
2022: 80, 160, 318
2023: 141, 282, 686
2024: 234, 468, 1,203
2025: 349, 698, 1,923
Original Seed Round Projections
2020 Actuals vs April 2021 New Projection
2020 Actuals vs August 2021 New Projection

4.8 / 5 STAR RATING

★★★★★

5,000+ REVIEWS

Signature Athletics is at a critical growth milestone. Since launching our B2B2C model, we've proven the product-market fit in Lacrosse by acquiring over 50,000 clients, which includes over 100 programs representing over 12,000 athletes, who are in the first 12 months of their 3-year Agreements. Now is the time for Signature to expand from its $200M niche Lacrosse market into the +$500 Billion broader sports market.

THE PROBLEM

We recognize it can suck to order custom uniforms, apparel, and equipment for sports programs. This is because the traditional process is plagued with errors, time consuming inefficiencies, and an average of 8 people in the value chain!

The traditional 2-4 week pop up team stores restrict the market with high minimum order quantities on items, limited selections, and extended lead times that can drag out 10-12 weeks.

Picture this: you are a Director for your local sports program, and you have to spend over 100 hours per season to deliver apparel, from start to finish. First, the Director works with every family during the preseason to collect checks, sizes, and jersey numbers. Next, that Director places the orders and eventually receives a late delivery of a giant, unorganized box of bulk apparel. Then that Director sorts through the box, bags it up for transport and hands everything out one-by-one during player practice — only to find out there are errors in sizing, numbers are wrong, and the name of the team's best player is misspelled. The worst part? Replacement orders take 8-12 weeks and don't arrive until the season is over.

Now picture this: you are a parent, and your child is ecstatic for their first season on the field. You've worked out jersey size details with the Director, paid your registration fees, picked out supporting team t-shirts for the family, and channeled your child's energy into more laps around the field. Your first game day is just a few days away, and you are expecting their first jersey to arrive at practice. The Director hands you a bag, you plan the big reveal at home — only to find out that their last name is misspelled on their jersey. They decide to try it on anyway, but you realize it's a size small when you ordered a medium. Disappointed, you scramble to fix the situation with your Program Director, and you're told that a new jersey will arrive in 10-12 weeks. Your child wears the team's oversized temporary jersey, you enjoy the first game, and you hope that the new jersey arrives before the last game of the season. Plus...remember the game day t-shirts you ordered for the family? They never went to production, because they didn't meet the store's minimum order threshold. Maybe next year.

We believe the traditional bulk order process has been a continuous headache across sports program management for far too long.

So we solved it!

THE SOLUTION

> "Partnering with Signature on our Team Store has been a great experience. Their ability to dropship with no minimum, directly to our families separates Signature from the competition. The wide selection and access to Tampa Pride Branded Apparel is a huge value add for the parents and players in our program!"
>
> **- Joe**
> **Director of Pride**

Signature Athletics takes the entire process off the program director's plate. We built a software and supply chain solution streamlining the entire process and cutting five of the eight people from the value chain.

Our proven business model speeds up lead times from the traditional 3 months down to 15 days with a 10-day rush option (and we have a clear path to our goal of 2 day production.) We also lower the traditional error rate from a typical 10% to 3% or less (with a goal and clear path to get to 0%.)

Sports programs sign up for 3-Year Exclusive Merchandising Agreements with Signature Athletics. As a part of the agreement, we set the program up with a 24/7/365 Team Store, which includes 40+ custom items for players, coaches and fans. Everything delivered Direct-to-Player includes dye sublimated, fully custom uniform kits — from embroidered hats and bags to Direct-to-Garment graphic t-shirts and fully sublimated performance athletic apparel.


OLD SCHOOL TRADITIONAL PROCESS
Over 10 Steps
5-8 Week Delivery
1 Talk to Families
2 Collect Sizes and Jersey Numbers
3 Gather Checks
4 Visit Local Vendor
5 Place Order
6 Await Delivery
7 Unbox Shipment
8 Hand Out Each Kit
9 Fix Production Errors
10 Return to Step 1
MY TEAM NEEDS UNIFORM KITS
SIGNATURE ATHLETICS
ON-DEMAND SOLUTION
3 Steps
<2 Week Delivery
1 Your Custom Team Store 24/7/365
2 Fast, On-Demand Home Delivery
3 More Time and Energy to Coach

OUR TRACTION


Performance to Date
50,000+ clients
$10M+ lifetime sales
100+ programs

Over the last five years, Signature has gained strong traction in the market including:

Beat Projections Twice: Signature successfully raised an initial seed round in Q4 2020. We beat the expectations set with early investors and doubled the planned number of programs under contract at the end of Q1 2021. We then raised projections again in August 2021 and beat projections with the signing of program number 100. This incredible product market fit is fueled by:

- Our inside sales teams consultative approach to the market
- Sport-agnostic brand building, with organic and paid lead-generating funnels
- Market and product expansion, with new innovations!

New Patent Offerings & IP: Signature has been granted three patents for our innovative equipment design, one patent pending in Software, as well as multiple trademarks.

New Product Lines: Signature is in the market with four successful product lines, amounting to over $10M in lifetime sales. Top performing equipment products include:

- The #1 Lacrosse ball, which redefined the category
- Our patented Pro S1 ball, the official ball of professional Lacrosse leagues for its durability and design
- Our patented, pro-strung line of Lacrosse sticks, which are ready-to-play unlike other typical sticks
- Our goal kits with innovative quick-screw solutions that take 5 minutes to set up (compared to typical 2 hours)

Signature's line of innovative equipment supports the brand's premium line of athletic apparel and team uniforms. AthleTech, our patent-pending software platform, expedited apparel sales to a $1M run rate in its first 12 months in the market. AthleTech streamlines the entire dye, sublimate, cut, and sew process for personalized products, which enable us to offer on-demand access to 40+ custom apparel items on our Team Stores 24/7/365 with no Minimum Order Quantity. We plan to launch AthleTech 2.0 updates in 2022, which will enable us to produce more new, on-demand, fashion-forward product styles and designs.

New Partners: Signature Athletics has been named the official, exclusive product partner with the top Pro Lacrosse leagues, including the largest pro league in Lacrosse, the National Lacrosse League, and the largest women's pro league run by Athletes Unlimited. Signature Athletics has also partnered with over 100 youth sports programs around the country as their exclusive custom merchandise, apparel, and equipment supplier.

> **"The Signature team has excelled in giving us amazing customer service, and we look forward to having a long relationship with them."**
>
> **- Jim**
> **President of Nantucket Student Lacrosse**




NEW
MERCH
From Signature!
TOP
SHELF
LACROSSE
MOM
PINCH.
POP.
PARTY.



Pro S1 Ball

US Patent no D919023



Delta Tech - Lacrosse Head

US Patent no D860360



Lacrosse Glove Attachment

US Patent no 925132S



BUSINESS MODEL

Signature's B2B2C model is designed to use our on-demand 24/7/365 Team Store solution to partner with Program Directors through our 3-Year Agreements. By solving one of their biggest problems, transforming the traditional team uniform bulk order process to an on-demand model, we earn the support from the coaches and program directors. Program Directors no longer sit in the middle of the process — now, parents come directly to the Signature's website where we host their custom Team Store to purchase all their uniforms and get access to +40 custom apparel items. Coaches and Program Directors rock the Team Store apparel on the fields driving further demand. This brings a consistent flow of parents and players into our e-commerce funnel where we can serve them with their favorite apparel and gear! We take the partnership one step further, by contracting content creators who go to our Partner Programs around the country to execute content days, where we feature the program director, players, and parents sharing their stories!

Today, our community is made up of over +50,000 clients (directors, coaches, parents and fans), +12,000 athletes and +100 programs. Next, we plan to scale into adjacent high-intensity team sports furthering our market share in the +$500 billion sports equipment, apparel, and athleisure market.

As we scale, we anticipate that gross profits will rise and expenses will drop through a mix of high margin custom products and economies of scale, the completion of integrations with key suppliers, and efficiencies gained from automation using our technology.


WHAT WE DO
Design
Site Setup
Product Selection
Marketing
Manufacturing
Shipping
Customer Service

WHAT MAKES US BETTER

Worry-Free Uniform Delivery
Uniforms ship directly to player's house

Best Product Mix
For all seasons, keeping your fans looking great on the sidelines

Customer Service
4.8 Star customer service rating with over 5,000 reviews

100% Performance Guarantee
If there are any mistakes, it's on us

Record Turnaround Time
Uniforms produced in 2-3 weeks, team store items produced in one week, 24/7 and 365

THE VISION

The vision of Signature Athletics is to serve athletes with their favorite apparel. We're on a mission to inspire lifelong champions through an endless pursuit of 5-Star experiences for athletes. To our community of lifelong competitors, Signature Athletics is a brand that empowers athletes by solving problems through an innovative, personal approach to the highest quality products and service.



WE'RE ON A MISSION
TO INSPIRE
LIFELONG CHAMPIONS

"Partnering with Signature allows us to offer our customers 24/7 access to spirit wear, with short turn around times and great support to our families!"

- Amanda
CEO of Chicago Lakeshore Lacrosse



WHY INVEST

Signature Athletics has proven its business model by signing up over 100 programs to 3-Year Agreements and achieving over $10M in lifetime sales. Over the last 12 months, Signature has built scalable marketing funnels and sales processes, applicable to any sport. Over the last 3 months, we have increased our client acquisition pacing from 1 new program/week to an average of 5 new programs/week.

The best part? This is only the beginning. Next, Signature plans to expand into Field Hockey in 2022, Soccer in 2023, Basketball in 2023, Ice Hockey in 2024 and more sports beyond. Signature will drive business growth by leveraging its existing manufacturing operations and industry experts across apparel design, marketing, sales, and service, as well as the anticipated integration of two acquisitions in December 2021 and January 2022, which are anticipated to more than double Signature's top-line revenue.

...

How does Signature plan to use these funds? For expansion in three main categories:

- **AthleTech Platform Improvements:** we plan to launch our 2.0 platform improvements, to benefit Signature, our clients, and our factory partners. This platform also has the white-label capability to be applied in the Print on Demand market.

- **Product & Market Expansion:** our community is telling Signature to expand into new sports, and we see a blue ocean of opportunity! Through Statista and SFIA, we've researched our market penetration opportunity. We believe that of the 31M registered players across Lacrosse, Field Hockey, Soccer, Basketball and Ice Hockey, Signature can penetrate up to 5% of each sports market over the next several years. Signature plans to capture its projected revenue with market expansion, greater product selection, and our premium line of Signature Athletic Apparel.

- **Hiring & Acquisitions:** With a full management team in place, it's time to put fuel on the fire. Signature plans to hire more sales and marketing support, and we also anticipate closing two new acquisitions, with sellers already under LOIs. We believe acquisitions will accelerate our growth, by doubling our business, expanding our product lines, and growing our team! We find that the market is fragmented with mom and pop operations, providing a great opportunity for continued consolidation.


The Signature Team Store Is For YOU!
Watch later
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SIGNATURE
TEAM STORES
Watch on YouTube

02/2016

Signature Lacrosse launches the first Premium Lacrosse Ball

Sold over 100k units in under 30 days

01/2020

Signature chosen as the Official Ball of NLL, World Lacrosse and WPLL

2017 - 2020, established partner across largest pro-Lacrosse leagues in the US!

05/2020

Signature raises $250k from private investors to keep up with demand

New capital immediately deployed to scale the business and hire employees

07/2020

Signature launches simple Team Store solution

The only 24/7/365 Team Store with no minimum orders, no 2 week order window, 100% performance guarantee and the fastest turnaround times in the sports market

12/2020

Signature raises $250K on StartEngine and $250K from Private Investors

New capital deployed immediately to scale the business

08/2021

Signature awarded third patent in Lacrosse equipment!

2019 - 2021: awarded patents for Pro S1 Lacrosse Ball, innovative Stick Heads and adaptable Gloves

08/2021

Signature signs 90th program to three-year agreement

Beating projections set with investors for the second time in our first 12 months of launching!

09/2021

Signature files patent pending on revolutionary software

Filed to patent technology that automates the production of art files for on-demand manufacturing and streamlines down stream manufacturing processes

12/2021

Launch of second equity crowdfunding round on Start Engine

Now YOU can be a part of the company

12/2022

Signature expands Team Store sports marketing into Field Hockey

(ANTICIPATED)

12/2023-2024

Signature expands Team Store sports marketing into Soccer, Hockey, and Basketball

(ANTICIPATED)

12/2024-2025

Signature expands Team Store sports marketing into all major sports.

(ANTICIPATED)

In the Press

SHOW MORE

Meet Our Team



Daniel Soviero
Founder & CEO
Former D1 Athlete turned Entrepreneur and Founder of Signature Athletics. Recently named to the Forbes 30u30 list for sports. Visionary leader and team builder.



Andrew Gilliand
Director of E-Commerce & Systems
E-Commerce, IT and systems expert who's led multiple successful endeavors building 7-figure brands.



Maddie Lewis
Director of Experiential Marketing
Former Client turned teammate! Events & Lacrosse programing expert and director of Tampa's largest travel programs and special events. Responsible for over 500 athletes annually and over $1M in revenue.



Brian Bohn
Director of Lacrosse Sales
Experienced executive and entrepreneur, with demonstrated history in international trade, product development, sourcing and retail sales. Responsible for over $1B in lifetime sales.



Bobbi Kittleson
Director of Operations
20 years of operational expertise across sports apparel and equipment purchasing, product production and process management. Successfully built +$25M team apparel company and exited to Ridell.



Kelcy Young
Client Success Manager
5 years of tenure with Signature Athletics hiring, training and successfully managing client services, processes, culture and community.



Kyle Harris
Digital Marketing Manager
Digital expert across email and social media marketing who formerly led digital efforts for the Colorado Avalanche and Denver Nuggets, part of the NHL and NBA respectively



Veronika Turaeva
Financial Accounting & Operations Manager
Financial budgeting and accounting expert with 10+ years experience across public and private companies including bringing a company public.



Tyler Hardt
Invested Advisor
Founder and portfolio manager of Pelican Bay Capital Management with 20+ years of merger, acquisition and financial experience



Jacques Spitzer
Invested Advisor
Brand Marketing Expert, CEO at Raindrop Creative Advertising with a team of 100+ employees and the #1 Rated Ad on YouTube Ads Leaderboard



Jamie Egasti
Advisor
Business leader and innovator with 37+ years experience in global Consumer Packaged Goods, Marketing Technology and Media services

Offering Summary

Company : Signature Athletics, Inc.

Corporate Address : 301 West Platt Street Unit 416, Tampa, FL 33606

Offering Minimum : $9,991.65

Offering Maximum : $492,853.66

Minimum Investment Amount (per investor) : $496.76

Terms

Offering Type : Equity

Security Name : Class B Non-Voting Common Stock

Minimum Number of Shares Offered : 885

Maximum Number of Shares Offered : 43,654

Price per Share : $11.29

Pre-Money Valuation : $15,363,025.56

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Company Perks*

All Investor Owners Club

10% discount on online purchases "Partner"

Early access to products

Access to State of Signature Quarterly Newsletter

Early Bird

Early Bird - First 24 hours | 33% bonus shares

**All perks occur when the offering is completed.*

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

At Signature, we're trying to solve the biggest problems in used sports. And it turns out, ordering uniforms in fan gear is an archaic brutal process. It's a huge headache for program directors. And it takes them away from doing what they love which is being on the field. So we set out to solve that. With the introduction of the Signature Partner Program Team Stores. And what that is, is a 24/7, 365 team store. We have a network of service providers around the US. Everything is made in the USA. We drop ship the orders right to the parent. The order goes right through our website and right to the vendors so there's no order forms, there's no gathering checks as a program director. The entire headache is taken off the program director's plate. And we take care of everything.

When I first started running youth programs, I didn't recognize at the time that the biggest problem would be the uniforms. I would switch vendors. I wouldn't be able to develop a relationship with the vendors. They would over-promise, under-deliver every single time. If there's a whole batch that's late, then our whole program's affected. We'll miss our first game. And if we only have a couple of games in the season, that's really a big problem. If there's the sizing charts or the sizing's messed up, then we have players that some have uniforms, some don't, and then the people that don't, or have the uniforms that aren't fitting, then are delayed even farther into the season. After years of changing vendors, even trying to do it myself, I finally found the Signature Partner Program. Now my players come onto the team store they order their uniforms. They order their fan gear, everything ships directly to their house. And I'm taken out of the middle completely.

At Signature we're e-commerce experts. So we take care of the entire team store setup. We take care of all the merchandise. We load you up with 40 products, a fall line, a winter line, a summer line. We include hats, visors, beanies, jackets, shirts, long sleeves, short sleeves, sports bra, duffle bag, water bottle. Anything you can think of, we probably have it. And we do that all for free.

And not to mention, 5% comes back to our programs that we can use for scholarships to continue to grow the game.

Going from a lacrosse player to a founder and CEO of a company, it would not be possible without all the amazing team members we've had, the amazing clients, mentors, coaches throughout my playing career and my professional career. And we just really want to say, thank you to everybody who's helped us along our journey. We wouldn't be here if it wasn't for all that amazing support. And now we're looking for partners to come join us in that mission.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.